UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Natural Gas, Inc.
(Name of Company)
Common Stock, $0.0001 par value
(Title of class of securities)
168910107
(CUSIP number)
Jamie Tadelis, General Counsel Abax Lotus Ltd. c/o Abax Global Capital (Hong Kong) Limited Suite 6708, 67/F Two International Finance Centre 8 Finance Street Central, Hong Kong SAR +852 3602 1800
(Name, address and telephone number of person authorized to receive notices and communications)
January 29, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 168910107	13D	Page 2

1.	NAME OF REPORTING PERSON:		Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	W/C
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	2,900,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,900,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0% (2)
14.	TYPE OF REPORTING PERSON:		CO

_________________________

1  The Reporting Person owns warrants to purchase up to 2,900,000 shares of the Company’s common stock (the “Common Stock”). Mr. Ji Qinan (“Mr. Ji”) owns 5,931,596 shares of Common Stock as set forth in the Investors Rights Agreement (as hereinafter defined). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,831,596 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Ji.

2  Please refer to the disclosure of footnote (1). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof.

CUSIP No. 168910107	13D	Page 3

1.	NAME OF REPORTING PERSON:		Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	2,900,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,900,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0% (2)
14.	TYPE OF REPORTING PERSON:		CO

1  The Reporting Person owns warrants to purchase up to 2,900,000 shares of Common Stock. Mr. Ji owns 5,931,596 shares of Common Stock as set forth in the Investors Rights Agreement. If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,831,596 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Ji.

2 Please refer to the disclosure of footnote (1). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof.

CUSIP No. 169050C109	13D	Page 4

1.	NAME OF REPORTING PERSON:		Abax Upland Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	2,900,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,900,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0% (2)
14.	TYPE OF REPORTING PERSON:		OO

1  The Reporting Person owns warrants to purchase up to 2,900,000 shares of Common Stock. Mr. Ji owns 5,931,596 shares of Common Stock as set forth in the Investors Rights Agreement. If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,831,596 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Ji.

2 Please refer to the disclosure of footnote (1). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof.

CUSIP No. 168910107	13D	Page 5

1.	NAME OF REPORTING PERSON:		Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	2,900,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,900,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0%(2)
14.	TYPE OF REPORTING PERSON:		OO

1  The Reporting Person owns warrants to purchase up to 2,900,000 shares of Common Stock. Mr. Ji owns 5,931,596 shares of Common Stock as set forth in the Investors Rights Agreement. If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,831,596 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Ji.

2 Please refer to the disclosure of footnote (1). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof.

CUSIP No. 168910107	13D	Page 6

1.	NAME OF REPORTING PERSON:		Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	2,900,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,900,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0% (2)
14.	TYPE OF REPORTING PERSON:		CO

1  The Reporting Person owns warrants to purchase up to 2,900,000 shares of Common Stock. Mr. Ji owns 5,931,596 shares of Common Stock as set forth in the Investors Rights Agreement. If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,831,596 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Ji.

2 Please refer to the disclosure of footnote (1). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof.

CUSIP No. 168910107	13D	Page 7

1.	NAME OF REPORTING PERSON:		Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	2,900,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,900,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0% (2)
14.	TYPE OF REPORTING PERSON:		CO

1  The Reporting Person owns warrants to purchase up to 2,900,000 shares of Common Stock. Mr. Ji owns 5,931,596 shares of Common Stock as set forth in the Investors Rights Agreement. If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,831,596 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Ji.

2  Please refer to the disclosure of footnote (1). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof.

CUSIP No. 168910107	13D	Page 8

1.	NAME OF REPORTING PERSON:		Christopher Chung-Yi Hsu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	2,900,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,900,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0%(2)
14.	TYPE OF REPORTING PERSON:		IN

1  The Reporting Person owns warrants to purchase up to 2,900,000 shares of Common Stock. Mr. Ji owns 5,931,596 shares of Common Stock as set forth in the Investors Rights Agreement. If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,831,596 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Ji.

2 Please refer to the disclosure of footnote (1). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof.

CUSIP No. 168910107	13D	Page 9

1.	NAME OF REPORTING PERSON:		Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	2,900,000 (1)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	2,900,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,900,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.0% (2)
14.	TYPE OF REPORTING PERSON:		IN

1  The Reporting Person owns warrants to purchase up to 2,900,000 shares of Common Stock. Mr. Ji owns 5,931,596 shares of Common Stock as set forth in the Investors Rights Agreement. If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,831,596 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by Mr. Ji.

2 Please refer to the disclosure of footnote (1). If Mr. Ji and the Reporting Persons were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof.

ITEM 1. SECURITY AND COMPANY

The title and class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (“Common Stock”), of China Natural Gas, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 19th Floor, Building B, Van Metropolis, Tang Yan Road, Hi-Tech Zone, Xian, 710065, Shaanxi Province, China.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is being filed by and on behalf of:

i.	Abax Lotus Ltd., a Cayman Island domiciled exempted company (the “Investor ”);

ii.        Abax Global Opportunities Fund, a Cayman Island domiciled exempted company (the “Fund”),

iii.       Abax Arhat Fund, a Cayman Island domiciled exempted company (“Arhat”) and 50% owner of the Fund;

iv.        Abax Upland Fund LLC, a Delaware limited liability company (“Upland”) and 50% owner of the Fund;

v.         Abax Global Capital, a Cayman Island domiciled exempted company (“Arhat Shareholder”) and sole shareholder of Arhat;

vi.        Abax Claremont Ltd., a Cayman Island domiciled exempted company (“Upland Managing Member”) and managing member of Upland;

vii.      Christopher Chung-Yi Hsu, a citizen of the United States of America (“Mr. Hsu”); and

viii.	Xiang Dong Yang, a citizen of Hong Kong, SAR (“Mr. Yang”).

The entities and individuals in items (i) through (viii) above are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of each of the Reporting Persons is Abax Global Capital (Hong Kong) Limited, Suite 6708, 67/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong SAR and Mr. Hsu’s and Mr. Yang’s business address is also at the foregoing address. Mr. Hsu is the Chief Executive Officer and Mr. Yang is the President of the Arhat Shareholder.

The Investor is principally involved in the business of investing in securities. The Fund is principally involved in the business of serving as the sole shareholder of the Investor and in directing the Investor’s investments in securities. The Arhat Shareholder and Upland Manager Member are principally involved in the business of providing investment advisory and investment management services to the Fund and its affiliates and, among other things, exercise all voting and other powers and privileges attributable to any securities held for the account of each of the Fund and the Investor. Mr. Hsu and Mr. Yang are principally involved in the business of serving as the controlling members of the Arhat Shareholder and Upland Managing Member.

10

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Warrants reported herein by the Reporting Persons were acquired by the Investor for no additional consideration in connection with the execution of the securities purchase agreement and the issuance of the Senior Notes described in Item 4 hereof and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Warrants for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

Purchase Agreement

On December 30, 2007, the Company entered into a Securities Purchase Agreement (as amended, the “Purchase Agreement”) with the Investor. The Purchase Agreement was subsequently amended on January 29, 2008, pursuant to which the Company (i) agreed to issue to the Investor 5.00% Guaranteed Senior Notes due 2014 (the “Senior Notes”) in aggregate principal amount of RMB145,000,000 (approximately $20,000,000), (ii) agreed to issue to the Investor Senior Notes in aggregate principal amount of RMB145,000,000 (approximately $20,000,000) on or before March 3, 2008 subject to the Company meeting certain closing conditions, (iii) granted the Investor an option to purchase up to RMB73,000,000 (approximately $10,000,000) in principal amount of its Senior Notes and (iv) agreed to issue to the Investor seven-year warrants exercisable for up to 2,900,000 shares of the Company’s common stock (the “Warrants”) at an initial exercise price equal to $7.3652 per share, subject to certain adjustments. The foregoing description of the Purchase Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibits 2 and 3 and incorporated herein by reference.

The closing of the transactions contemplated by the Purchase Agreement occurred on January 29, 2008, and in connection therewith, the Company entered into an Indenture, Information and Inspection Rights Agreement, Investor Rights Agreement, Warrant Agreement and Equity Registration Rights Agreement for the benefit of the Investor.

Indenture

On January 29, 2008, the Company entered into an Indenture with DB Trustees (Hong Kong) Limited, as Trustee, in connection with the issuance of the Senior Notes (the “Indenture”). The Investor is currently the holder of RMB145,000,000 in aggregate principal amount of the Senior Notes issued pursuant to the Indenture. The Company also paid the Investor an arrangement fee of $1,600,000.

The Senior Notes will be due in January 2014 and will initially bear interest at the stated interest rate of 5.00% per annum, subject to increase in the event of certain circumstances. The

Indenture requires the Company to pay additional interest at the rate of 3.0% per annum of the Senior Notes if the Company has not obtained a listing of its common stock on the Nasdaq Global Market, the Nasdaq Capital Market or the New York Stock Exchange by January 29, 2009 and maintained such listing continuously thereafter as long as the Senior Notes are outstanding. Pursuant to the registration rights agreement (described herein), the Company has agreed to pay additional interest at the rate of 1.0% per annum of the Senior Notes principal amount outstanding for each 90-day period in which the Company has failed to comply with the registration obligations under the registration rights agreement.

The Company is required to make mandatory prepayments on the Senior Notes on the following dates and in the following amounts, expressed as a percentage of the aggregate principal amount of Notes that will be outstanding on the first such payment date:

Date	Prepayment Amount
July 30, 2011	8.3333%
January 30, 2012	8.3333%
July 30, 2012	16.6667%
January 30, 2013	16.6667%
July 30, 2013	25.0000%

During the twelve month period commencing January 30 of the years set forth below, the Company may redeem the Senior Notes at the following percentage of the principal amount:

Year	Percent of Principal
2009	108.0%
2010	106.0%
2011	104.0%
2012	102.0%
2013 and thereafter	100.0%

Upon the happening of certain events defined in the Indenture, the Company must offer the holders of the Senior Notes the right to require the Company to purchase the Senior Notes in an amount equal to 105% of the aggregate principal amount purchased plus accrued and unpaid interest on the Senior Notes purchased.

The Indenture contains covenants that limit the Company's ability to incur debt and liens, make dividend payments and stock repurchases, make investments, reinvest proceeds from asset sales and enter into transactions with affiliates, among other things. The Indenture also requires the Company to maintain certain financial ratios. In addition, the Company entered into a share pledge agreement whereby the Company granted to the Collateral Agent (on behalf of the holders of the Senior Notes) a pledge on 65% of the Company’s equity interest in Shaanxi Xilan Natural Gas Equipment Co., Ltd., a PRC corporation and wholly-owned subsidiary of the Company.

The foregoing description of the Indenture is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 4 and incorporated herein by reference.

Investor Rights Agreement

On January 29, 2008, the Company and Mr. Ji entered into an investor rights agreement with the Investor (the “Investor Rights Agreement”). Mr. Ji is the beneficial owner of, in the aggregate, approximately 20.3% of the shares of Common Stock. Pursuant to the Investor Rights Agreement, as long as the Investor holds at least 10% of the aggregate principal amount of the Senior Notes issued and outstanding or at least 3% of the Company’s issued and outstanding common stock pursuant to the warrants on an as-exercised basis (the “Minimum Holding”), the Company has agreed not to undertake certain corporate actions without prior Investor approval. In addition, so long as the Investor owns the Minimum Holding, the Investor shall have a right of first refusal for future debt securities offerings by the Company and the Company is subject to certain transfer restrictions on its securities and certain other properties.

From January 29, 2008 and as long as the Investor continues to hold more than 10% of the outstanding shares of common stock on an as-converted, fully-diluted basis, the Investor shall be entitled to appoint one of the Company’s board of directors (the “Investor Director”). The Investor Director shall be entitled to serve on each committee of the board, except that, the Investor Director shall not serve on the audit committee unless such person is an independent director. Mr. Ji has agreed to vote his shares for the election of the Investor Director. As of the date of this Statement, the Investor has not currently exercised this right.

The foregoing description of the Investor’s Rights Agreement above is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 5 and incorporated herein by reference.

Warrant

The Warrants were issued pursuant to a warrant agreement by and among the Company, Deutsche Bank AG, Hong Kong Branch, as the warrant agent and Deutsche Bank Luxembourg S.A. as warrant registrar. The exercise price of the Warrants is adjusted on the first anniversary of issuance and thereafter, at every six month anniversary beginning in the fiscal year 2009 if the volume weighted average price, or VWAP (as defined therein), for the 15 trading days prior to the applicable reset date is less than the then applicable exercise price, in which case the exercise price shall be adjusted downward to the then current VWAP; provided, however, that in no event shall the exercise price be adjusted below $3.6826 per share.

If the Company’s consolidated net profit after tax does not reach the stated level for 2007 or 2008, the exercise price of the warrants shall be adjusted by multiplying the current exercise price by a fraction, the numerator of which is the sum of (i) the number of shares of the Company’s common stock outstanding immediately prior to such adjustment and (ii) 87,000, and the denominator of which is the number of shares of the Company’s common stock outstanding immediately prior to such adjustment. Pursuant to the terms of the warrant agreement, a holder cannot exercise the Warrants to the extent that the number of shares of Common Stock beneficially owned by the holder would, following such exercise, exceed 9.9% of the outstanding shares of common stock at the time of exercise.

The foregoing description of the Warrants above is qualified in its entirety by the text of the warrant agreement which is attached to this Statement as Exhibit 6 and incorporated herein by reference.

Equity Registration Rights Agreement

On January 29, 2008, the Company entered into an Equity Registration Rights Agreement with the Investor, under which the Company has agreed to file with the SEC and maintain the effectiveness of a registration statement for the shares of Common Stock to be issued upon the exercise of the Warrants, subject to any limitation required by Rule 415 of the SEC pursuant to the Securities Act of 1933 and to have the registration statement declared effective by June 27, 2008. In the event that the registration statement has not been declared effective by the SEC on or before June 27, 2008 or if effectiveness of the registration statement is suspended at any time other than pursuant to a suspension notice, for each 90-day period during which the registration default remains uncured, the Company shall be required to pay additional interest at the rate of one percent (1%) of the Senior Notes.

The foregoing description of the Equity Registration Rights Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 7 and incorporated herein by reference.

Non-Competition Agreement

On January 29, 2008, Mr. Ji entered into a non-competition agreement (the “Non-Competition Agreement”) with the Investor limiting Mr. Ji’s ability to compete with the Company. The foregoing description is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 8, and incorporated herein by reference.

Information Rights Agreement

The Company also entered into an information rights agreement (the “Information Rights Agreement”) that grants the Investor, subject to applicable law, the right to receive certain information regarding the Company.

The foregoing description of the Information Rights Agreement is qualified in its entirety by the text of the agreement which is attached to this Statement as Exhibit 8 and incorporated herein by reference.

In pursuing their investment purposes, the Reporting Persons may, subject to applicable law and the agreements disclosed in this Statement on Schedule 13D, further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with their investment purpose, the Reporting Persons may, subject to applicable law and the terms of any confidentiality agreement with the Company, engage in communications regarding such matters with members of management and the Board of Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons, subject to applicable law, modifying their ownership of securities of the Company, exchanging information with the Company, proposing changes in the Company’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) – (b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.3

As of the date of this Statement, the Investor directly owns an aggregate of 2,900,000 warrants to purchase shares of Common Stock, representing, if exercised in full and on a fully diluted basis, approximately 9.0% of the outstanding shares of Common Stock.

The Warrants are beneficially owned, in the aggregate, by the Investor, the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang.

The Fund, as the sole shareholder of the Investor; Arhat, as a 50% shareholder of the Fund; Upland, as the other 50% shareholder of the Fund; Arhat Shareholder, as the sole shareholder of Arhat; Upland Managing Member, as the managing member of Upland; and Mr. Hsu and Mr. Yang as the controlling persons of Arhat Shareholder and Upland Managing Member, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock (including the Warrant Shares) that are owned beneficially and directly by the Investor. Each of Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

All percentages set forth in this paragraph are based on 29,200,304 shares of Common Stock outstanding as of November 13, 2007, as set forth in the Company’s Quarterly Report on Form 10-QSB for the period ended September 30, 2007.

(c)       Other than as set forth herein, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)       Not applicable.

(e)       Not applicable.

_________________________

3  If Mr. Ji and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 27.5% of the Common Stock as of the date hereof. The Reporting Person expressly disclaim beneficial ownership of the shares of Common Stock owned by the Controlling Shareholders.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1

Agreement as to Joint Filing of Schedule 13D, dated February 6, 2008 by and among the Investor, the Fund, Arhat, Upland, Arhat Shareholder, Upland Managing Member, Mr. Hsu and Mr. Yang (filed herewith)

Exhibit 2	Securities Purchase Agreement, dated December 30, 2007 (filed as Exhibit 99.1 to the Company’s Report on Form 8-K filed January 31, 2008 and hereby incorporated by reference)
Exhibit 3

Amendment to the Securities Purchase Agreement, dated January 29, 2008, by and among the Company, its subsidiaries and Abax Lotus Ltd. (filed as Exhibit 99.2 to the Company’s Report on Form 8-K filed January 31, 2008 and hereby incorporated by reference)

Exhibit 4

Indenture, dated January 29, 2008, by and among the Company and DB Trustees (Hong Kong) Limited, as trustee, relating to the 5.00% Guaranteed Senior Notes due 2014 (filed as Exhibit 99.3 to the Company’s Report on Form 8-K filed January 31, 2008 and hereby incorporated by reference)

Exhibit 5

Investor Rights Agreement, dated January 29, 2008, by and among the Company, its subsidiaries, Mr. Qinan Ji, and Abax Lotus Ltd. (filed as Exhibit 99.6 to the Company’s Report on Form 8-K filed January 31, 2008 and hereby incorporated by reference)

Exhibit 6

Warrant Agreement, dated January 29, 2008, by and among the Company, Mr. Qinan Ji, Deutsche Bank AG, Hong Kong Branch as Warrant Agent and Deutsche Bank Luxembourg S.A. as Warrant Agent (filed as Exhibit 99.4 to the Company’s Report on Form 8-K filed January 31, 2008 and hereby incorporated by reference)

Exhibit 7

Equity Registration Rights Agreement, dated January 29, 2008, by and between the Company and Abax Lotus Ltd. (filed as Exhibit 99.5 to the Company’s Report on Form 8-K filed January 31, 2008 and hereby incorporated by reference)

Exhibit 8	Non-Competition Agreement dated January 11, 2008 by and between the Investor and Mr. Ji (filed herewith)
Exhibit 9

Information Rights Agreement, dated January 29, 2008 from the Company to Abax Lotus Ltd. (filed as Exhibit 99.7 to the Company’s Report on Form 8-K filed January 31, 2008 and hereby incorporated by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

ABAX LOTUS LTD.

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX GLOBAL OPPORTUNITIES FUND

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX ARHAT FUND

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX UPLAND FUND, LLC

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX GLOBAL CAPITAL

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

ABAX CLAREMONT LTD.

By: /s/ Jamie Tadelis_____________

Name:	Jamie Tadelis
Title:	General Counsel

/s/ Christopher Chung-Yi Hsu_____
Christopher Chung-Yi Hsu

/s/ Xiang Dong Yang____________
Xiang Dong Yang